November 21, 2024

Jennifer Kirk
Senior Vice President, Global Controller and Chief Accounting Officer Medtronic plc
Building Two, Parkmore Business Park West
Galway, Ireland

        Re: Medtronic plc
            Form 10-K for Fiscal Year Ended April 26, 2024
            Filed June 20, 2024
            File No. 001-36820
Dear Jennifer Kirk:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services